SYLLABY

All-in-one AI based full automation for social media video marketing


Syllaby
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SYLLABY BY THE NUMBERS
Creators are shipping — at scale.
Real output from the Syllaby community, and growing every day.
70%
less time spent on content creation, on average
Videos generated
Scripts generated
Creators on Syllaby
Videos published to socials
209K+
Scripts generated
420K+
Videos generated
202K+
Creators
114K+
TESTIMONIALS
Loved by creators worldwide.
Real users, real videos, real results — straight from the people shipping with Syllaby.

syllaby.io Durham, NC

Technology B2C Mobile Apps AI Subscription

Highlights

1. Surpassed 254,000 lifetime customers
2. Grew monthly recurring revenue beyond $180K in Q2/2026
3. Reached approximately $585K in quarterly revenue Q1/2026
4. Subscriber churn declined from approximately 35% in Q2 2025 to 16% by Q3 2026
5. Added Ad Tech workflow
6. Expanded from web to mobile
7. Built a multi-channel customer acquisition engine
8. Added API & MCP technology

Featured Investor

J Gregory Giagnocavo Follow

"I consider Syllaby to be an excellent investment for two main reasons— the Founders and the Product capabilities.
The Founders are strong in both tech and, marketing. which are building blocks of success. The Product has been performing very well and the team has continued to add new in-demand features
The Product offers capabilities, features and benefits that are, and will be, in high demand.
Product-market fit has already been proven ... thousands of current customers.
🚀"

& 2 more

Team



Austin Armstrong CEO SPV Voting Proxy

I am a nationally recognized thought leader in vertical video marketing, I have built a million dollar business with no college degree, I have a social media audience of ~3 million active followers



Anand Butani CTO

Anand recently served as AI/ML Product Manager at Dell (computers) where he helped launch 3 internal AI/ML products for catalog optimization, sales & supply forecasting, and centralized AI intelligence.

E

Ehsan Gharadjedaghi CFO

✅ **Invest as little as $100 to invest early in our FAST growing AI marketing tool, Syllaby that's been growing by 10% month-over-month!**


Syllaby
PRODUCT COMMERCIAL
CINEMATIC SCI-FI
UGC CREATOR
ANIME ACTION
REAL ESTATE WALKTHROUGH
FANTASY WORLD
TRAVEL CINEMATIC
FOOD COMMERCIAL
YOUR IDEA / PROMPT
Cinematic video of a futuristic city at night...
IDEA
VIDEO
TEXT TO VIDEO
0:00 / 0:58

Early Bird Terms For First $200,000 Invested!

What Is Syllaby.Io?

AI-powered video creation and social media marketing, all in one platform.

Syllaby helps businesses and creators go from **idea to published social media content using AI**. Research topics, write scripts, generate videos and images, create AI avatars, repurpose existing content, edit videos, and schedule and publish across social platforms—all from one platform.

With workflows including **Faceless AI Clips, Clipper, Text to Scene, URL to Video, AI Avatars, Storyboard, and Bulk Generation & Scheduler,** Syllaby gives creators multiple ways to create depending on what they already have—an idea, script, link, long-form video, or content plan.We started as a social media marketing agency. We proved what worked not only for our own business, but over and over again for our clients. We took our repeatable process and turned it into Syllaby! This could save you thousands of dollars and countless hours by not having to hire an expensive agency to do this for you!

Syllaby let's you find the top questions your customers are searching for online. TikTok and YouTube are search engines after all! Using these prompts, you can create video scripts and videos that you know your customers are searching for, to convert more viewers into leads!

We also offer a content calendar and consistency tracker, so you can keep yourself accountable and build the habit of content creation!

We've also just recently added a built-in video editor and direct social media publishing! This allows you to ideate, create, and publish, all in one streamlined process within Syllaby!

I'd Like To Invest!
(As Low As $100, $500 or More For Perks

How We Make Money And Why You Should Invest With Us Today.

- We have a traditional SaaS subscription model where users pay monthly.
- We launched Syllaby 41 months ago and already 251,600+ new customers have signed up for Syllaby!
- We are averaging ~1000+ new customer signups every month
- Our highest MRR this year peaked at $180K/month and growing every month
- Our current customer acquisition per customer cost is ~$34 because we've grown from organic social media marketing and word of mouth.
- We have over 4900 affiliates selling Syllaby for a 30% commission
- Current subscriber lifetime value is $202 which puts our LTV to CAC ratio at 6:1.

THE PROBLEM — AND THE SYLLABY SOLUTION

Creating consistent video content still takes too much time.

Businesses and creators know they need a steady stream of video content to stay visible online. But the traditional process requires researching ideas, writing scripts, creating visuals, editing videos, and managing publishing—often across multiple tools.

Syllaby brings the entire workflow together. We have the only app that helps UGC creators grow their channels rapidly.

Syllaby combines **content research, AI-assisted scripting, video generation, editing, scheduling, and publishing** into one connected platform. Instead of piecing together multiple tools, creators can move from an idea to published content within Syllaby

multiple tools, creators can move from an idea to published content within Syllaby.

WORKFLOW

Fully automated content workflow.

Idea to published video in four steps. The system handles the rest.

Step 1 — Generate Ideas

Discover what people are searching for, identify content opportunities, and turn those insights into ideas.


Generate Idea
Drop a topic or prompt. Syllaby drafts the angle, the hook, and the structure — before you've finished your coffee.
Find ideas. Spot opportunities. Create content.
Search Results

Step 2 — Write the Script

Turn an idea into a script, then customize the message, voice, style, and other creative elements before generating.


Write Script
Tighten the draft, swap a line, set the voice. Every word stays editable, every revision is one click away.

Step 3 — Generate the Video

Transform the script into an AI-generated video with scenes, visuals, voiceover, and other creative elements.


Generate Video
Pick your models. Scenes, voiceover, and visuals render in parallel — your story assembled while you keep working.

Step 4 — Schedule & Publish

Take finished content directly into the scheduling workflow and organize publishing across supported social platforms.


Schedule & Publish
Export, schedule, or hand off. Every format is ready to ship the moment it's rendered.

4. ONE PLATFORM, MULTIPLE WAYS TO CREATE

Syllaby gives creators multiple ways to create depending on where they're starting—a script, a long-form video, a description, a URL, or a complete content plan.

- **Faceless AI Clips:** Turn a script into a ready-to-post faceless video.
- **Clipper:** Turn a long video into ready-to-post short clips.
- **Text to Scene:** Turn a description into cinematic AI-generated scenes.
- **URL to Video:** Turn a link into ready-to-post video content.
- **AI Avatars:** Turn a script into a talking-avatar video.

- **Storyboard:** Plan scenes before generating the finished video.
- **Bulk Generation & Scheduler:** Turn one workflow into a month of generated and scheduled content.

Beyond these core workflows, Syllaby continues to expand its AI capabilities across images, avatars, generative video, character consistency, voice, editing, automation, and developer tools.



Faceless AI Clips
Turn a script into a ready-to-post faceless video
Clipper
Turn a long video into ready-to-post viral clips
Text to Scene
Turn a description into cinematic AI scenes
URL to Video
Turn any link into a ready-to-post video
AI Avatars
Storyboard
Bulk Generation & Scheduler
Turn one workflow into a month of scheduled content
Create now

5. BUILT TO KEEP EVOLVING

Every leading model, one platform.

AI models are advancing rapidly. Rather than tying Syllaby to a single provider or model, **Syllaby is a model-agnostic platform** that gives creators access to a growing selection of leading AI image and video models within one workspace.

Users can choose the model that best fits what they're creating, while Syllaby continues to integrate new capabilities as the AI ecosystem evolves.



Every leading model, one workspace
Generate with the best engine for the job — and the newest drops the day they land. No lock-in, no falling behind.
Seedance 2.5
Seedance 2.0
GPT Image 2
Grok Imagine 1.5
Nano Banana 2
Nano Banana Pro
Veo 3.1
Kling 2.6

More than access to AI models.

Syllaby turns these technologies into practical content workflows. Instead of requiring users to learn and manage multiple AI platforms, Syllaby connects leading models with the tools needed to **research, script, create, edit, repurpose, schedule, and publish content.**

The platform continues to expand across **AI images, AI avatars, generative video, developer tools, automation, and new creation workflows** as both the technology and the needs of creators evolve.



What's new on Syllaby
The latest drops – and a first look at what's landing next.
Seedance 2.5
Syllaby MCP
AI Images
AI Avatars
Syllaby API

Extending Syllaby beyond the platform.

With the **Syllaby API**, developers and businesses can integrate Syllaby's video generation capabilities directly into their own products and workflows.

Syllaby MCP extends these capabilities into compatible AI clients and agentic workflows, opening new ways to script, generate, and render content through AI.

Create at scale, wherever you work.

Syllaby's **Bulk Generation & Scheduler** helps users turn repeatable workflows into larger batches of generated and scheduled content.

Syllaby is also available across **web, iOS, and Android**, giving creators more flexibility in where and how they create and manage their content.


Syllaby
Turn your ideas into Viral Videos
Create AI Videos
Preview And Edit
Post To Socials
Create. Preview. Post.
Start Creating Today

6. TRACTION & BUSINESS MODEL

A recurring SaaS business with demonstrated customer demand.

Syllaby operates primarily as a recurring SaaS subscription business, with customers paying for access to its AI-powered content creation platform.

As the platform expanded, Syllaby achieved several significant business milestones, including **surpassing 254,000 lifetime customers, reaching approximately $180K in peak MRR, generating approximately $585K in Q1 2026 revenue, and cutting subscriber churn to half compared to beginning of our journey.**

However, like any other startup, we can't innovate fast enough if we just grow slowly. We need to boost our way and breakthrough the ceiling we are facing with more competitors entering the scene.

7. HOW WE ACQUIRE CUSTOMERS

A diversified approach to customer acquisition.

Syllaby acquires customers through a combination of **paid advertising, affiliate partnerships, organic social media, webinars, educational content, and community-driven marketing.**

Across reported paid acquisition campaigns from **Q2 2024 through Q2 2026**, Meta, TikTok, and Google generated more than **10,300 trials and 2,600 paid subscriptions.**

- **Paid Advertising** — Customer acquisition campaigns across Meta, TikTok, and Google.
- **Affiliate & Partner Network** — Performance-based distribution through Syllaby's affiliate ecosystem.
- **Organic Social Media** — Content and audience growth across Syllaby's social channels.
- **Webinars & Education** — Educational sessions that introduce prospects to Syllaby and demonstrate the platform.
- **Community** — Syllaby's owned communities support education, engagement, product awareness, and customer relationships.

This multi-channel approach gives Syllaby multiple paths to **reach, educate, and convert customers** rather than depending on a single acquisition source.


HOW WE ACQUIRE CUSTOMERS
Our Multi-Channel Acquisition Engine
Syllaby reaches, educates, and converts customers through multiple channels so we never rely on just one path to growth.
Paid Advertising
Customer acquisition campaigns across Meta, TikTok, and Google.
Affiliate & Partner Network
Performance-based distribution through Syllaby's affiliate ecosystem.
Organic Social Media
Content and audience growth across Syllaby's social channels.
Webinars & Education
Educational sessions that introduce prospects to Syllaby and demonstrate the platform.
Community
Syllaby's owned communities support education, engagement, product awareness, and customer relationships.
SYLLABY
AI-Powered Video Creation Platform
10,300+
Trials
2,600+
Paid Subscriptions
Reported paid acquisition campaigns, Q2 2024 – Q2 2026

8. COMMUNITY, CUSTOMER PROOF & RECOGNITION

Building more than software.

Syllaby has built an engaged audience across **social media, owned communities, educational content, and webinars**, creating direct relationships with creators, entrepreneurs, marketers, and businesses using AI to create and grow online.

Through **webinars, tutorials, product demonstrations, customer conversations, and community engagement**, our team helps users get more from the platform while maintaining a direct feedback loop with the people we serve.

Customer Validation

Customer feedback provides another layer of third-party validation. Syllaby has accumulated reviews across independent software and consumer review platforms, including a **4.8/5 rating on G2 from 47 reviews**, a **3.8/5 rating on Trustpilot from 84 reviews**, and a **4.7/5 rating on Product Hunt from 25 reviews.**


Syllaby
Reviews 84
3.8
Software Company
Write a review
Visit website


3.8
Great
84 reviews
5-star
4-star
3-star
2-star
1-star
How is the TrustScore calculated?

Growing External Recognition

As Syllaby has grown, the platform and its leadership have earned recognition across the **AI, technology, and marketing industries**.

Across multiple Product Hunt launches, Syllaby earned **#1, #2, and #3 Launch of the Day honors**, alongside selection for **Web Summit's BETA Startup Program** and a **#5 ranking on Moz's Top 21 AI Tools for Content Creation in 2025**.

Syllaby co-founder and CEO **Austin Armstrong was also recognized as AI Founder of the Year**, adding further recognition to the team behind the platform.

These milestones provide third-party recognition of Syllaby's progress alongside the growth we're seeing within our own customer and creator community.



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Effortless Video Marketing: Brainstorm, Create, Share!
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Syllaby is a powerful tool that allows you to create a content and social media strategy in under 10 minutes. This saves you thousands of dollars in fees and countless hours of time spent trying to figure out your audience's needs. Syllaby transfor...
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Launch of the Day
November 29th, 2023

More Than an Audience

Syllaby's communities and educational programs create direct relationships with users. Through **webinars, tutorials, product demonstrations, and community engagement**, we help customers discover new ways to use the platform while maintaining an ongoing feedback loop with the people we serve.



syllaby Community
Welcome Friends!
To #SyllabyCreators
The Official Syllaby.io Community!
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Group by Austin Armstrong
www.Syllaby.io Content Creators
Private group · 74.3K members
+ Invite
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Together, these signals reflect a growing platform supported by an active community, validated by customers, and recognized across the broader technology and creator ecosystem.

9. OUR STORY & TEAM

Built from years of solving the content problem firsthand.

Syllaby grew out of **SocialtyPro**, the social media agency founded by Austin Armstrong and Ehsan Gharadjedaghi (DrG). After years of helping businesses create video content and grow their social media presence, the team saw the same challenge repeatedly: effective video marketing required too much **time, expertise, and manual work.**

As generative AI began transforming content creation, the founders saw an opportunity to turn what they had learned from working directly with businesses into software.

Syllaby was built to make the entire process simpler—helping businesses and creators **research ideas, develop scripts, create videos, and publish content** without needing a large marketing team or a collection of disconnected tools.

What began as a focused AI social video solution has since evolved into a broader **AI-powered content creation platform**, expanding across video, images, avatars, content repurposing, automation, publishing, developer tools, web, and mobile.

From Agency Experience to an AI Platform

The same problem that inspired Syllaby continues to guide the company today: **powerful technology only matters if people can actually use it to accomplish something.**

Our team combines **hands-on marketing experience, business leadership, and AI/technology expertise** to turn rapidly advancing AI capabilities into practical tools and workflows that help creators and businesses produce better content with less time and complexity.

10. WHERE WE'RE GOING — AND WHY INVEST

Building the AI content creation layer for creators and businesses.

Syllaby started by solving a focused problem: **making social media video creation easier & helping UGC creators grow their channels.** As generative AI has advanced, the opportunity has become significantly larger.

Today, Syllaby brings together **AI video, images, avatars, content repurposing, editing, scheduling, publishing, automation, developer tools, web, and mobile** within a growing content creation platform.

Our goal is to continue turning rapidly advancing AI technology into **practical workflows creators and businesses can actually use**—without requiring them to become AI experts or manage a collection of disconnected tools.

Built to Evolve With AI

The AI landscape is changing quickly. New models and capabilities are emerging constantly, creating opportunities that did not exist even months earlier.

Rather than betting the platform on a single model or provider, Syllaby is being built to **integrate leading AI technologies as they emerge** and bring them into practical content workflows.

This gives us the ability to evolve alongside the underlying technology while keeping the experience centered around what customers ultimately want to accomplish: **creating and publishing better content, faster.**

The Opportunity Ahead

We believe the long-term opportunity extends beyond any individual AI model or content-generation feature.

As AI makes content creation dramatically more accessible, creators and businesses will increasingly need platforms that bring together the entire process—from **idea to creation to distribution**.

Syllaby is building that layer.


SYLLABY CONTENT CREATION ECOSYSTEM
From idea to published content in one AI-powered platform.
1. IDEATE
Discover ideas and plan content.
2. CREATE
Generate high-quality content using AI.
3. EDIT
Refine and enhance your content.
4. REPURPOSE
Transform content for any format or platform.
5. PUBLISH
Schedule, publish, and reach your audience.
AI-POWERED CONTENT CREATION
AI-powered tools and workflows support the content creation process.
TIME SAVING
Create and publish content with less manual work.
COST SAVING
Bring multiple content creation workflows together in one platform.
CREATE AT SCALE
Generate and manage more content through repeatable workflows.


I'd Like To Invest!
(As Low As $100, $500 or More For Perks

Our Plan For Using The Money Invested To Grow Syllaby

We are a product and marketing-led team at Syllaby, and that's exactly how we plan on continuing our incredible growth. Our plan is as follows:

- Continue hiring dedicated engineers and product owners to speed up our product and feature roadmaps for enhanced video editing capabilities and expand our custom content scheduler for social media channels.
- Developing mid-market and enterprise-tier solutions with annual contracts for higher ticket sales with a focus on Healthcare and Real Estate
- Hiring a dedicated sales team
- Building out our online communities for network effect
- Influencer marketing campaign across social media
- Reduce Paid advertising across social media and Google search ads to a minimum while reinvesting in affiliate and organic marketing
- Take advantage of our founder's social media presence(currently 5 million total aggregate followers)

Join Us in Building What's Next

Syllaby has grown from an AI social video tool into a broader AI-powered content creation platform, with demonstrated customer demand, recurring revenue, a growing community, and a product that continues to evolve alongside the AI ecosystem.

We're building toward a future where businesses and creators can turn ideas into content faster, more efficiently, and at lower cost—all from one platform.

Ready To Invest? Check Out These Investment Perks We Are Offering!

👉 Invest at $250 Level

✅ Perk A: Syllaby T-Shirt

👉 Invest at $350 Level

✅ Perk B includes Syllaby T-Shirt, pen, and mousepad

👉 Invest at $500 Level

✅ Perk C includes Perk B + 3 months free standard subscription

👉 Invest at $1000 Level

✅ Perk D includes Perk C plus personal thank you card from founders

👉 Invest at $2500 Level

✅ Perk E includes Perk D plus Google Meet & Greet with Syllaby Team (gain insights from the team)

👉 Invest at $5000 Level

✅ Perk F includes Perk E plus free customized avatar video

👉 Invest at $7,500 Level

✅ Perk G includes Perk F plus Official Announcement of Investors firm as a Sponsor on Syllaby.com and 25000 credits to use on any subscription plan

👉 Invest at $10,000 Level

✅ Perk H includes Perk G plus invitation to Syllaby Retreat in Durham NC

👉 Invest at $25,000 Level

✅ Perk I includes Perk H plus one free annual premium access to Syllaby and private VIP dinner with the three founders

👉 Invest at $50,000 Level

✅ Perk J includes Perk I plus lifetime access to Syllaby + (2) Shout outs on social media (5 million followers) + 2 (60 min) private consultations

👉 Invest at $100,000 Level

✅ Perk K includes Perk J plus Advisory Board seat to help Syllaby grow in specialty areas

I'd Like To Invest!
(As Low As $100, $500 or More For Perks